PINE VALLEY REPORTS ON SANCTION ORDER MADE BY THE SUPREME COURT OF BRITISH COLUMBIA PERMITTING THE SALE OF FALLS MOUNTAIN COAL INC. TO CAMBRIAN MINING PLC

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, June 25, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that the Supreme Court of British Columbia (“Court”) issued a Sanction Order today, pursuant to the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) that authorizes and directs the Company and its subsidiaries (“Petitioners”) to take all steps and actions necessary or appropriate to enter into or implement the Plan of Arrangement that was amended from the version circulated on May 24, 2007 and that was approved by the creditors of the Petitioners on June 19, 2007 (“the Plan”).

The implementation of the Plan will include the completion of the previously announced sale of the Company’s wholly-owned subsidiary, Falls Mountain Coal Inc. (“FMC”), which holds all of the Company’s interests in the Willow Creek mine and related coal properties, to Cambrian Mining PLC (“Cambrian”).  The sale of FMC to Cambrian is expected to occur prior to the end of June.  The Plan does not set out the final allocation of sale proceeds to the various stakeholders in this process.  Rather, that allocation will be governed by a pending definitive plan currently being discussed between the Company and a number of FMC’s major creditors.

On June 22, 2007 the Court extended the stay of proceedings under the CCAA, first granted on October 20, 2006, and postponed a decision on today’s Sanction Order, to today’s hearing while it considered an application made by one of the unsecured creditors of FMC to have funds owing to FMC’s major secured creditor deposited into escrow pending an investigation into the validity of that secured creditor’s claim.  The Court today dismissed that application.  It also granted a further extension of the stay of proceedings until September 5, 2007, allowing the Company to continue discussions with major creditors regarding the above-described definitive plan.

As previously announced, an agreement for the sale of FMC to Cambrian was approved by the Court on May 31, 2006.  Readers are cautioned that, while the Company anticipates completing the sale of FMC to Cambrian and anticipates doing so by the end of June, its completion and timing cannot be guaranteed and are subject to the fulfillment of various pre-closing conditions, and other risks, uncertainties and assumptions that are difficult to predict.   In addition, the ultimate implementation of the Plan and final disposition of the proceeds of the sale from Cambrian remain to be resolved under the ongoing CCAA proceedings.

Forward-Looking Statements

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, that involve a number of economic, legal, competitive, governmental and geological risks and uncertainties including but not limited to risks and uncertainties associated with the fulfillment of the conditions precedent to the Cambrian closing, and other closing risks relating to that sale transaction.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the uncertainties arising in connection with the ongoing CCAA court proceedings, Cambrian’s dependence on the steel industry with respect to its coal assets, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s reliance on Cambrian to make future payments, and the other risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006 and Management’s discussion and analysis for the three and nine months ending December 31, 2006 dated June 1, 2007.

PINE VALLEY MINING CORPORATION

 “Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com